Exhibit 99.1

Stock Exchange Announcement No. 4/2005
Copenhagen, Denmark
February 14, 2005

Olicom A/S Increases Its Cash Position

Copenhagen, Denmark, February 14, 2005 — Olicom A/S (NASD other OTC: OLCMF) (“Olicom” or “the Company”) today announces that the Company has entered a 3 year loan agreement, which increases the Company’s cash position by DKK 10 million ($1.7 million). The loan is provided by a non-related party and as part of the agreement Olicom sells 419,000 treasury shares to the lender. Following this transaction Olicom does not hold any treasury shares.

The lender has further been granted an option to purchase up to a total of 1,529,000 shares in Olicom corresponding to 8.8% of the Company’s present share capital. If the option is exercised the purchase price per share will be DKK 7.70 ($1.32) corresponding to the market value when the loan agreement was offered. The share purchase option may be exercised between May 1, 2005, and December 31, 2008. In case of exercise of the option Olicom may at its own discretion choose to settle by paying an amount equal to the difference between the then current market value and the exercise price.

For further information please contact Olicom CEO Boje Rinhart, tel. +45 4527 0000 or
e-mail bri@olicom.com.

About Olicom
Olicom invests in leading edge information technology and communication technology companies located in Scandinavia. The main office is located in the Øresund region and the US office is located in the Dallas Telecom Corridor in Richardson, Texas. Olicom is listed on the Copenhagen Stock Exchange and in the USA the company’s stock is traded on Other OTC, under the symbol OLCMF.

Further information about Olicom can be found at www.olicom.com or obtained by contacting CEO Boje Rinhart tel. +45 4527 0000 or e-mail bri@olicom.com.

Except for historical information contained herein, the matters discussed in this news release may contain forward-looking statements that reflect the Company’s current expectations and projections about its future results, performance, prospects and opportunities. These forward-looking statements are based on information currently available to the Company and are subject to a number of risks, uncertainties and other factors that could cause its actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. Among the risks, uncertainties and other factors that could cause results to differ are uncertain market conditions, the successful implementation of the Company’s new strategic direction; the Company’s need to continue to identify and acquire interests in suitable portfolio companies; intense competition among capital providers to acquire interests in technology companies; the dependence of the Company on the financial and operating success of the enterprises in which it invests or participates; and existing and future regulations affecting the Company’s business, the businesses of its portfolio companies or technology generally. Further information may be found in Olicom’s periodic filings with the U.S. Securities and Exchange Commission (SEC), which identify important risk factors related to the Company’s business that could cause actual results, performance, prospects or opportunities to materially differ from those contained in the forward-looking statements.